Tanico Inc.

387 Whitby Shores Greenway

Whitby, Ontario L1N 9R6 Canada

February 17, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington D.C. 20549

Division of Corporate Finance

Re:	TANICO, INC.
Amendment No. 1 to Registration Statement on Form S-1 Filed January 27, 2022 File No. 333-261643

Dear Sir/Madame:

In response to your letter dated February 3, 2022, we are providing the following changes to our registration statement:

Comment 1.

Description of Business

Governmental and Industry Regulations, page 22

“We note your response to prior comment 5.  Please expand your disclosure to discuss the specific governmental and industry regulations to which the company will be subject, including federal and state consumer data privacy laws, and state whether the company expects to be in compliance with such laws and regulations upon implementing the business plan.”

Response: we have expanded our disclosure and included specific federal and states laws and regulations that the company will comply with upon implementing its business plan.

Comment 2.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 35

“Your disclosures indicate that the effectiveness of your internal control over financial reporting as of September 30, 2021, has been audited by JLKZ CPA LLP, an independent registered public accounting firm, as stated in its attestation report, which is included in Item 8 and is incorporated into this Item 9A by reference. However, the auditor's report indicates that JLKZ CPA LLP expresses no such opinion. Please advise.”

Response: We have corrected this disclosure.

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Comment 3.

Exhibit Index, page 41

“We note the consent of the Independent Registered Public Accounting Firm is incorporated by reference to Exhibit 23.1 of the registration statement on Form S-1 filed on December 14, 2021. Please note that a new consent is required prior to the effectiveness of a registration statement if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days. In addition, a consent required in the registration statement may only be incorporated by reference from the earlier registration statement with respect to the offering if such consent expressly provides for such incorporation.”

Response: We have obtained a new consent of the Independent Registered Public Accounting Firm and updated Exhibit 23.1

Comment 4.

General

“Provide us with a legal analysis of whether or not the company is a shell company, as such term is defined in Rule 405 of the Securities Act.  If the company is a shell company, please disclose this on the cover page and in the description of the business section and add a risk factor that highlights the consequences of your shell company status.”

Response: We are developing a technologically new application that will provide foundational business value for the company.

We intend to capitalize the cost of the development efforts after the preliminary stage has been completed.  This accounting treatment is in line with the current FASB guidance 985-20 (Cost of Software to be Sold, Leased, or Marketed).

Once the preliminary stage is complete and the application development stage begins, the costs in this phase are eligible to be capitalized.

This phase includes the following work:

•	Designing/ configuring software.
•	Coding /customizations.
•	Installation of software and hardware.
•	Quality assurance testing.

Capitalized costs will exclude general and administrative costs and overhead costs.

The application development stage will end when the company completes all substantial testing.

Capitalized Software will become a Balance Sheet asset and amortized each month over its useful life once it is in production.  The company will have a valid asset and cannot be considered as a shell company as defined in Rule 405 of the Securities Act.

Kind Regards,

Tatiana Feneva

President and CEO Tanico Inc.

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